[GRAPHIC OMITTED] ACERGY

NEWS RELEASE

                                                               seabed-to-surface

                            ACERGY S.A. SHARE BUYBACK

London, England - October 31, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) advises that it has today purchased an additional 380,000 of its common shares at an average price of NOK 118.79 per share. The shares were purchased in accordance with its share repurchase programme previously announced on September 11, 2006.

The shares have been acquired on the Oslo Stock Exchange and were purchased in the market according to the authority granted by the Board.

As a result of this transaction, Acergy S.A. holds directly 865,500 of its own shares, representing 0.44% of the total outstanding shares, as well as indirectly holding 879,121 shares representing 0.45% of the total outstanding shares.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contacts:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

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